

STATE OF NEVADA

ROSS MILLER
Secretary of State

SCOTT W. ANDERSON
Deputy Secretary
for Commercial Recordings

Commercial Recordings Division
202 N. Carson Street
Carson City, NV 89701-4069
Telephone (775) 684-5708
Fax (775) 684-7138

OFFICE OF THE
SECRETARY OF STATE

TOMER TAL
NEW VENTURE ATTORNEYS, P.C.

NV

Job:C20130417-1242
April 17, 2013

Special Handling Instructions:
Email out 4-17-2013 designation. Ras

Charges

Description	Document Number	Filing Date/Time	Qty	Price	Amount
Designation	20130254935-64	4/17/2013 10:39:46 AM	1	$175.00	$175.00
24 Hour Expedite	20130254935-64	4/17/2013 10:39:46 AM	1	$125.00	$125.00
Total					$300.00

Payments

Type	Description	Amount
Credit	018757|13041775387651	$300.00
Total		$300.00

Credit Balance: $0.00

Job Contents:
File Stamped Copy(s): 1

TOMER TAL
NEW VENTURE ATTORNEYS, P.C.

NV







150101

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Filed in the office of	Document Number 20130254935-64
Ross Miller Secretary of State State of Nevada	Filing Date and Time 04/17/2013 10:39 AM
	Entity Number C17329-2004

Certificate of Designation
(PURSUANT TO NRS 78.1955)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Designation For Nevada Profit Corporations (Pursuant to NRS 78.1955)

1. Name of corporation:

Worthington Energy, Inc.

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

The shares of Preferred Stock created hereby shall be designated the "Series A Preferred Stock" (the "Series A Preferred Stock") and the authorized number of shares constituting such series shall be 1,000,000 The holders of the shares of Series A Preferred Stock shall be entitled, at their option, at any time to convert all or any such shares of Series A Preferred Stock into 1 share of Common Stock for each share of Series A Preferred Stock then held by them.
For additional information regarding the rights, preferences and privileges of the Series A Preferred Stock, see Exhibit A

3. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

4. Signature: (required)

X

Signature of Officer

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Stock Designation
Revised: 3-6-09

EXHIBIT A

Voting Rights. Except as otherwise required by law hereof, the holder of each share of Series A Preferred Stock shall be entitled to 750 votes for each share of Common Stock held by it at the record date for determination of the shareholders entitled to vote on such matters, or, if no such record date is established, at the date such vote is taken or any written consent of shareholders is solicited, such votes to be counted together with all other shares of stock of this Company having general voting power and not separately as a class. Holders of shares of Series A Preferred Stock shall be entitled to notice of any shareholders' meeting in accordance with the Bylaws of this Company. All holders of Series A Preferred Stock shall be entitled to vote on all matters upon which the holders of Common Stock are entitled to vote.